UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ally Financial Inc.

File No. 001-03754 - CF#23937

_____

Ally Financial Inc. (formerly GMAC Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2009, as amended on Form 10-Q/A on November 15, 2010.

Based on representations by Ally Financial Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through December 31, 2013
Exhibit 10.5	through December 31, 2013
Exhibit 10.7	through April 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin T. Dobbie
Special Counsel